

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Mail Stop 4631

<u>**Via U.S. mail**</u>

John J. Bulfin, Esq.
Senior Vice President, General Counsel
and Secretary
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd St
Boca Raton, FL 33487-8242

> RE: **The GEO Group, Inc.**
>   **Amendment No. 2 to Form S-4**
>   **Filed June 29, 2010**
>   **File No. 333-166525**

Dear Mr. Bulfin:

We have reviewed the above-captioned filing and have the following comments.

The Merger, page 30

Background of the Merger, page 31

1. We note your response to comment two in our letter dated June 24, 2010 and your revised disclosure on page 33 that on April 2 and 9, 2010, GEO provided "the possibility that the offer could be increased by $2.00 per share depending on certain contingencies." Please describe the "certain contingencies" to which you refer and explain why the final merger consideration did not include the additional $2.00 per share that was part of the offers made on the aforementioned dates.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Jose Gordo, Esq. (via facsimile)
        Akerman Senterfitt